UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 31191 / July 29, 2014

In the Matter of

AMERICAN CAPITAL, LTD.
AMERICAN CAPITAL ASSET MANAGEMENT, LLC
AMERICAN CAPITAL MORTGAGE MANAGEMENT, LLC
EUROPEAN CAPITAL ASSET MANAGEMENT LIMITED
AMERICAN CAPITAL LEVERAGED FINANCE
    MANAGEMENT, LLC

2 Bethesda Metro Center, 14th Floor
Bethesda, Maryland 20814

(File No. 812-14222)

ORDER UNDER SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940

American Capital, Ltd., American Capital Asset Management, LLC ("AC LLC"), American Capital Mortgage Management, LLC, European Capital Asset Management Limited, and American Capital Leveraged Finance Management, LLC ("ACLFM") filed an application on August 15, 2013 and amendments to the application on October 2, 2013, February 18, 2014, and June 6, 2014, for an order to amend a prior order under section 6(c) of the Investment Company Act of 1940 ("Act") granting an exemption from section 12(d)(3) of the Act ("Prior Order"). The amended order permits AC LLC to hold up to 100% of the outstanding membership interests of American Capital Energy & Infrastructure I Management, LLC; AC LLC to hold up to 100% of the outstanding membership interests of American Capital Equity Management III, LLC; AC LLC to hold up to 100% of the outstanding membership interests of ACLFM; ACLFM to hold up to 100% of the outstanding membership interests of American Capital CLO Management, LLC; and ACLFM to hold up to 100% of the outstanding membership interests of American Capital ACSF Management, LLC.

On July 3, 2014, a notice of the filing of the application was issued (Investment Company Act Release No. 31148). The notice gave interested persons an opportunity to request a hearing and stated that an order disposing of the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application, as amended, that granting the requested exemption is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Accordingly,

IT IS ORDERED, under section 6(c) of the Act, that the exemption from section 12(d)(3) of the Act, requested by American Capital, Ltd., et al. (File No. 812-14222), is granted, effective immediately, subject to the same conditions as those imposed by the Prior Order.

For the Commission, by the Division of Investment Management, under delegated authority.

Kevin M. O'Neill
Deputy Secretary